Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Fundamentals of Growth Agrium: Growing Across the Value Chain June 2009

Fundamentals of Growth

Important Information
This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of
CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the
Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium
Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The
Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the
Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ
THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.
Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J
7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.
Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Fundamentals of Growth

Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking information” within the meaning of applicable
Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Fundamentals of Growth 4 Agenda Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth 5 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

76% Agrium and 24% CF Pro Forma Ownership:
• $40.00 in cash and 1 Agrium share (total consideration of $89.22 as at May 29)
• Aggregate consideration of $2.0 billion cash and 50.2 million shares
• CF stockholders may elect mixed consideration, or cash or shares, subject to proration
Consideration:
Committed debt facilities from Royal Bank of Canada and The Bank of Nova Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• 61% to CF closing price on February 24 and 50% to cash-adjusted premium to CF’s unaffected stock price
(1)
(based on total consideration of $89.22 as at May 29)
• An increase of $17.22 or 24% over Agrium’s initial offer of $72.00
Premium:
Agrium to combine with CF in a cash and stock deal Offer:
Summary of Revised Offer for CF
(1) See subsequent slides for methodology used for estimating CF’s unaffected stock price.

Fundamentals of Growth

(2) Based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S,
and Yara. Performance of this peer group based on USD equivalent stock price movement since
Jan 15.  Market trading data as of May 29.
Evolution of Situation
Source: Bloomberg. Daily trading values have been rebased to CF stock price on Jan 15, 2009 (date of CF proposal for Terra)
(1) Dotted line represents Agrium current proposal for CF over time: one Agrium share plus $40 cash per CF share based on Agrium historical closing prices.
35
45
55
65
75
85
$95
Jan 15 Jan 25 Feb 4 Feb 14 Feb 24 Mar 6 Mar 16 Mar 26 Apr 5 Apr 15 Apr 25 May 5 May 15 May 25
Feb 25
Agrium announces
acquisition proposal for CF
($31.70 + 1 share)
with election mechanic
Jan 15
CF announces acquisition
proposal for Terra
CF distances from peer group because of Agrium offer
Mar 27
Agrium increases proposal
for CF
($35.00 + 1 share)
with election mechanic
May 11
Agrium increases proposal for CF
($40.00 + 1 share)
with election mechanic
Current
Proposal(1):
$89.22
CF: $77.64,
64%
Global
Fertilizer
Peers(2): 59%
Mar 23
CF modifies proposal for Terra
Mar 9
CF modifies proposal for Terra
Mar 5
Terra board rejects CF offer
May 15
CF rejects Agrium's
revised offer

Fundamentals of Growth

Summary of Key Arguments
• Agrium is serious about acquiring CF and CF refuses to engage
– Several overtures made privately and publicly, each summarily rebuffed
– Significant costs incurred
– Willing to sign fully financed and binding merger agreement immediately
• CF board is precluding CF stockholders from determining outcome
– Preferred stock in CF's bid for Terra eliminates CF's stockholder vote
– Core stockholders have sold at prices below Agrium's offer
• Agrium's offer represents full and fair value
– CF is trading above the sum-of-the-parts assessment and at a significant discount to
Agrium's offer
– Significant premium over all metrics
– Forward-looking multiple in line with precedents, 27% higher multiple than what CF is offering for Terra
• Absent engagement from CF and demonstration of additional value, this is
Agrium's best and final offer
– CF board should exercise good corporate governance by removing impediments caused by its poison pill and Section 203 of the Delaware Corporate law thereby allowing its stockholders to independently assess Agrium’s offer
• Agrium has extended its offer to June 22, 2009
– If a compelling majority of shares are tendered, Agrium will continue to pressure CF board
– If a compelling majority of shares are not tendered, Agrium will walk from the transaction

Fundamentals of Growth 9 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

• Three recent private approaches made to CF, each rebuffed
– Agrium advisors contacted CF’s advisors on May 7th to move forward on a friendly basis:
response received that “it didn’t make sense to meet”
– Agrium CEO contacted CF CEO on May 8th to discuss meeting to review a substantially higher proposal: CF unwilling to meet and did not ask us what price we were considering
– Agrium letter sent to CF board on May 26th: response received May 29 indicating no basis for meeting
• Significant costs incurred
– Bank commitment fees and legal/advisor fees
– Extensive management time and resources
– Moving ahead to secure regulatory approvals
• Unilaterally raised price twice to bring CF to the negotiating table
• Willing to meet anywhere, anytime
• Willing to sign merger agreement immediately
Agrium is Serious About Acquiring CF

Fundamentals of Growth

CF Board Is Precluding CF Stockholders
From Determining Outcome
• CF currently has in place an extensive list of anti-takeover defenses which are counter to RiskMetrics’ guidelines
– Poison pill
– Classified board of directors
– Stockholders unable to call a special meeting
– No stockholder action by written consent
• CF’s poison pill and Section 203 preclude CF stockholders from acting freely and determining outcome
– If CF is confident it is acting in its stockholders’ best interests, it should remove the poison pill and exempt Agrium from the restrictions of Section 203, thus giving CF stockholders the opportunity to choose between CF’s position and Agrium’s offer
• Preferred stock in CF’s bid for Terra prevents CF stockholders from voting on the merits of the CF / Terra deal
– We believe stockholders prefer to receive a premium than pay a premium – CF stockholders not being given the opportunity to vote under CF’s current construct
– Preferred stock is an end-run around the rights of CF stockholders
– CF stockholders will experience significant dilution if the Terra deal proceeds

Fundamentals of Growth

CF Board Should Come to the Table
• Agrium wants to engage and is willing to listen
– We acknowledge CF’s operational capabilities and achievements
– Current proposal is the best price based on what Agrium knows
– We welcome the opportunity to engage and debate directly on value if CF provides new insight or information
• Agrium’s efforts are sincere and real
– We are a fully financed credible buyer and are ready to execute immediately a binding merger agreement
• Core CF stockholders have expressed their viewpoints by selling CF shares well below Agrium’s offer price
– Significant turnover in positions held by long-term CF stockholders indicates stockholders don’t believe their wishes will be heard
• CF stockholders should send a clear message to the CF board by tendering to
Agrium’s offer
– Agrium will listen to the tender: if a compelling majority tender their shares, Agrium will continue to press CF to engage
– CF board should respect the results as well and engage with us if a compelling majority tender their shares

Fundamentals of Growth 13 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

Significant Turnover in CF’s Stockholder
Base by Long-Term Investors
• Long-term CF stockholders are sending a clear message to CF about their perspectives on fundamental value
• Since January 1, 2009, 13 of CF’s top 15 stockholders as at December 31, 2008 reduced their positions significantly
– Excluding index and hedge funds, and related party shareholders, CF’s long term stockholders sold 78% of their holdings in CF
– Similar trend apparent for top 25 and top 50 stockholders
• Appears GROWMARK (a related party - major CF customer, CEO sits on the CF board) has given notice of its intention to sell 1.5mm shares
(1)
• Selling activity at prices below Agrium’s offer price does not support a standalone value for CF in the $80’s as CF has suggested
% Change in Position Since Dec 31
(54.7)% (60.8)% (78.4)%
- Excluding Index & Hedge Funds, & Related Party Shareholders
(52.1)% (55.5)% (70.1)% - Excluding Index Funds & Related Party Shareholders
(39.8)% (39.7)% (45.0)%
All Stockholders (Includes long-term & related party stockholders, index and hedge funds &  other stockholders)
Top 50
Stockholders
Top 25
Stockholders
Top 15
Stockholders
Source:  13-F filings per Thomson Financial; available data as of May 29
(1)   Per the Form 144 GROWMARK filed on May 11, 2009.  Rule 144(h) under the Securities Act requires that the person filing a Form 144 “have a bone fide intention” to sell shares within a reasonable period of time.

Fundamentals of Growth

Long-term CF Stockholders Selling
Below AGU Offer Price
Top 15 Stockholder Detail
Position as at
Investor Style Dec 31 Mar 31 % Chg Position
1 BARCLAYS BANK PLC Index 3,266,198 2,831,879 (13.3)%
2 STATE STR CORPORATION Index 3,239,344 2,319,261 (28.4)%
3 VANGUARD GROUP, INC. Index 2,731,690 2,359,299 (13.6)%
4 D. E. SHAW & CO., L.P. Hedge 1,911,397 587,168 (69.3)%
5 GREENLIGHT CAPITAL, INC. Institutional 1,812,938 -                                 (100.0)%
6 GROWMARK (1) Related Party 1,510,403 1,510,403 -
7 AMVESCAP PLC LONDON Institutional 1,501,561 51,909 (96.5)%
8 CALAMOS ADVR LLC Institutional 1,402,650 -                                 (100.0)%
9 AXA FINANCIAL, INC. Institutional 1,045,483 849,705 (18.7)%
10 JANUS CAPITAL MANAGEMENT LLC Institutional 987,721 215,701 (78.2)%
11 DEUTSCHE BK AKTIENGESELLSCHAFT Institutional 838,812 703,701 (16.1)%
12 FEDERATED INVESTORS, INC. Institutional 790,228 4 (100.0)%
13 BANK OF AMERICA CORPORATION Institutional 756,296 293,655 (61.2)%
14 PENNANT CAPITAL MANAGEMENT Hedge 674,279 998,079 48.0%
15 LAZARD CAPITAL MARKETS LLC Institutional 662,784 -                                 (100.0)%
Top 15 Stockholders 23,131,784 12,720,764 (45.0)%
- Excluding Index Funds & Related Party 12,384,149 3,699,922 (70.1)%
- Excluding Index & Hedge Funds & Related Party 9,798,473 2,114,675 (78.4)%
Source:  13-F filings per Thomson Financial; available data as of May 29. Analysis excludes Agrium toe-hold position
(1)  On May 11, 2009 GROWMARK filed a Form 144 giving notice of its intent to sell 1.5mm shares.
Rule 144(h)  under the Securities Act requires that the person filing a Form 144 “have a bone fide intention” to sell shares within a reasonable period of time.

Fundamentals of Growth 16 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

• General downward pressure on fertilizer prices from delayed planting season and reduced application rates leading to reduced fertilizer purchases
• Nitrogen and phosphate prices have declined approximately 21% and 25%, respectively
(1)
, since the day before our offer (February 24)
• Some inventory carry-over into 2009/2010 fertilizer year
• Potential impact to CF will not likely be disclosed until Q2 or Q3
• Minimal interest in Summer fill / Fall prepay volumes
Near-term Fertilizer Outlook
(1) Source: Green Markets. Nitrogen prices based on NOLA Urea. Phosphate prices based on Tampa
Florida DAP.

Commodity Price
EBITDA (US$ millions)
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Fundamentals of Growth

0
300
600
900
1200
1500
0
200
400
600
800
1,000
1,200
$1,400
CF 'Owned' EBITDA Urea ($ / short ton) DAP ($ / short ton) Natural Gas (US¢/MMBtu)
(5)
• CF’s reliance on short-lived peak 2008 nitrogen and phosphate prices for current and future valuations is unrealistic and irrelevant
• Current nitrogen and phosphate prices are NOT at the bottom of the cycle
– Industry forecasts show nutrient pricing flat-to-down over next couple years
– A return to cyclical commodity lows as seen pre-2004 would yield substantially lower
EBITDA for CF
Current Nutrient Pricing Above
Historical Averages
(1) Average 1998 -2007.
(2) NOLA Urea per Green Markets.
(3) Central Florida DAP per Green Markets.
(4) Henry Hub Natural Gas per Bloomberg.
(5) ‘Owned’ EBITDA (consolidated EBITDA less minority interest plus equity investment income) per
CF filings.
10yr Average (1) Feb 24 Current
Urea (2) $181 $305 $240
DAP (3) $193 $315 $250
Natural Gas (4) ¢498 ¢420 ¢392

Fundamentals of Growth

• Expected operating margins for nitrogen and phosphate facilities similar to
CF’s are significantly lower than peak 2008 levels
Moderate Margins Anticipated for CF’s
Facilities
Illustrative Annual Operating Profit
(1,2)
(1) Nitrogen gross margin estimates based on NOLA Urea proxy plant gate margins (at 80% rate), per Blue, Johnson Associates, Inc.
(2) Phosphate gross margin estimates based on U.S. Central Florida DAP proxy plant gate margins
(at 80% rate), per Blue, Johnson Associates, Inc.
-$100
$100
$300
$500
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Proxy Phosphate Plant Proxy Nitrogen Plant
’00-’07 Avg. 2008 Current
Nitrogen
(1)
$25 $242 $104
Phosphate
(2)
$49 $511 $140

Fundamentals of Growth

CF Earnings Fundamentals vs.
Share Price Performance
• In 2007, earnings outlook for 2008 was strong, given the then-positive pricing outlook
• The current weak pricing outlook does not support CF’s assertions of near-
term EBITDA in line with 2008
0
500
1,000
$1500
2007 2008 2009
0
60
120
$180
Earnings Forecast:
Fertilizer Pricing:
2008A: $1,127mm EBITDA (1) 2007A: $622mm EBITDA (1)
2009E: $622mm EBITDA (2)
Earnings Forecast:
Fertilizer Pricing:
May 29, 2007: $42.42
Jan 3, 2007:
$26.46
Jun 17, 2008: $169.62
2007 Avg Share
Price: $57.94
2008 Avg Share
Price: $110.91
May 29: $77.64 (Nominal)
May 29: $65.1
(Unaffected
Current Agrium Offer
$89.2
Source: CF filings and Bloomberg, market data as of May 29
(1)  Represents ‘owned’ EBITDA (consolidated EBITDA less minority interest plus equity investments).
EBITDA attributable to minority interest partner based on reported minority interest per CF filings
($54.6 million and $116.9 million, for 2007A and 2008A respectively) adjusted for D&A, estimated as a portion of total D&A proportional to reported capex.
(2) Proportional EBITDA based on consensus ‘owned’ EBITDA (consolidated EBITDA less minority interest plus equity investments) estimates.

Fundamentals of Growth

Analyst Commentary
•
“Compared to other nitrogen producers such as Yara, CF’s stock price has appreciated largely as a result of Agrium’s bid rather than an improvement in the underlying fundamentals of the nitrogen/phosphate fertilizer industry. In our view, it would be prudent for investors to consider taking some profits.”
– BMO (May 7, 2009)
•
“If Agrium’s bid for CF were withdrawn, it would weigh on [CF’s] share price. We raised our year-end 2009 price target for CF from $50.00 to $70.00, consistent with current $70 share price.
Current share price reflects a discount to the roughly $75 bid by Agrium for CF shares.”
– JPMorgan (April 28, 2009)
•
“Our $72 price target is mainly based upon the value of Agrium’s current bid for CF…This compares with a $63 valuation based upon our sum-of-parts analysis, utilizing multiples of
4.5x and 6.0x EBITDA for their nitrogen and phosphate businesses, respectively.”
– UBS (April 24, 2009)
•
“We view Agrium as the company
best positioned to take advantage of secular, sustainable
growth across the entire value chain”
– Morgan Stanley (September 4, 2008)
•
“We view Agrium as the company best positioned to take advantage of secular, sustainable growth across the entire value
chain”
– Morgan Stanley (September 4, 2008)
In our view,
utilizing multiples of

Fundamentals of Growth

Sum-of-the-Parts Assessment
By Nutrient
$31.95
$27.28
$16.64
$0.92 $64.15
$19.31
($4.67)
$0.92
$34.10
$39.94
($5.83)
$25.74
$77.41
0
20
40
60
80
$100
Nitrogen
Segment (incl.
Minority)
Less -
Nitrogen
Minority
Interest
Nitrogen
Segment
(excl. Minority)
Phosphate
Segment
Net Cash Other Balance
Sheet
Adjustments
Total Equity
Value
(2)
(4)
(5)
Low to high range
(6)
(3)
(1) Morgan Stanley potash, phosphate and nitrogen intrinsic value multiples of 10.0x, 8.0x and 6.0x respectively, discounted at 20% to arrive at one-year price target multiples, per Morgan Stanley convention.
(2) Value per share using one-year price target EV / 2010E EBITDA multiple range of 4.0x – 5.0x, discounted at 10% to present. 2010E EBITDA estimate per consensus mean 2010E Medicine Hat minority interest plus estimated minority interest (LTM estimated minority interest D&A assumed constant).
(3) Value per share using one-year price target EV / 2010E EBITDA multiple range of 4.0x – 5.0x, discounted at 10% to present. 2010E EBITDA estimate per consensus mean estimates, adjusted to exclude minority interest and include equity investment earnings. 2010E adjusted EBITDA allocated between phosphate and nitrogen segments based on 2008A phosphate and nitrogen revenue contribution less nitrogen minority interest revenue from Medicine Hat facility.
(4) Value per share using one-year price target EV / 2010E EBITDA multiple range of 5.0x – 6.0x, discounted at 10% to present. 2010E EBITDA estimate per consensus mean estimates adjusted to include minority interest and revenues from equity investment earnings. 2010E adjusted EBITDA allocated between phosphate and nitrogen segments based on 2008A phosphate and nitrogen revenue contribution less nitrogen minority interest revenues from Medicine Hat facility.
(5) Value per share of cash and short-term investments less total debt, per CF Mar 31, 2009 balance sheet.
(6) Value per share of option proceeds.
• Analysts apply the
highest multiple to
Potash and lowest
to Nitrogen
• CF owns 66% of the
Medicine Hat facility
and valuation must
be adjusted
appropriately
• CF’s unaffected
share price trades
in the low range of
the sum-of-the-parts
assessment
Agrium Offer: $89.22
CF Current Trading: $77.64
CF Unaffected: $65.15
One-Year Price Target EV / 2010E EBITDA Multiple
Used for Sum-of-the-Parts Valuation
Date Research Firm Potash Phosphate Nitrogen
19-May-09 UBS 7.5x 6.0x 4.5x
13-May-09 Merrill Lynch 6.0x 5.0x 4.0x
10-May-09 Morgan Stanley
(1)
8.3x 6.7x 5.0x

Fundamentals of Growth

Analysis of CF’s Working Capital and
Cash Balances
• CF’s increase in Q1 cash was predictable and is not “new value”
(300)
0
300
600
900
1,200
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09
Cash & Short Term Investments (1) Working Capital
$ 839.0
$ 28.1
Average Working Capital: $(15.8)
Cash tied up in
working capital
Working Capital $240 million
above historical average or
$4.79 per share²
Q4'08: $224.7
Q3'08: $1,152.2
Q4'08: $625.0
Q4’08 to Q1'09:
Implied cash
funding from
working capital of
$197 million or
$3.92 per share
Q4’08 to Q1'09:
Balance sheet cash
up $214 million, or
$4.26 per share
$
Source: Company filings as of Mar 31
(1)  Short-term investments include auction rate securities until Q4 2007.  Auction rate securities were reclassified as long-term investments in Q1 2008.
(2)  Based on fully diluted shares outstanding of 50.2 million as at Jan 31.

Fundamentals of Growth

CF’s Estimation of Unaffected
Stock Price
• Analysis presented by CF in recent presentations presumes that CF’s unaffected stock price should reflect the full amount of the sector move since
February 24
• Agrium believes the entire sector has been influenced by the “echo” impact of multiple M&A bids and rumors
• Analysis presented by CF in recent presentations also presumes the value of its net cash would appreciate in line with peer equity values
• Agrium disagrees, as the $16.64 per share of net cash in the business does not vary with stock price movements
– One can think of it as “reverse leverage”: absent any M&A noise CF’s stock price should not move as much as the sector over a period when 35% of its beginning stock price value is fixed cash
• CF’s arbitrary selection of the February 24 start date – even allowing for CF’s methodology, which Agrium disputes – provides CF with the highest
“unaffected” price of any starting calculation date this year

Number of Observations
% of Total Observations in Period

Fundamentals of Growth

CF’s Estimation of Unaffected Stock
Price Uses a Biased Start Date
• Using reference dates from December 31, 2008 to February 24, 2009, 53% of results from Agrium’s methodology point to an unaffected price in the $62.50 to
$67.50 range
• Using CF’s methodology – which Agrium disputes – 58% of results point to an unaffected price in the $72.50 to $77.50 range
Source: Bloomberg, company filings; market data as of May 29
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on respective base dates. Results then adjusted back for net cash.
(2) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s stock price on respective base dates.
13%
25%
28%
20%
10%
5%
10%
23%
38%
20%
5%
3% 3%
0
2
4
6
8
10
12
14
16
$60.00 to
$62.50
$62.50 to
$65.00
$65.00 to
$67.50
$67.50 to
$70.00
$70.00 to
$72.50
$72.50 to
$75.00
$75.00 to
$77.50
$77.50 to
$80.00
$80.00 to
$82.50
$82.50 to
$85.00
CF Unaffected Price - Base Date Range from 31-Dec-08 to 24-Feb-09
0%
5%
10%
15%
20%
25%
30%
35%
40%
Unaffected CF(1) CF Methodology(2)
CF's chosen reference date
of Feb 24 for their
estimation of "unaffected
price" provides an outlier
result when using their
methodology

Mosaic
Potash Corp.
Intrepid Potash
Israel Chemicals
K+S
Yara
Median
Average

Mosaic
Potash Corp.
Intrepid Potash
Israel Chemicals
K+S
Yara
Median
Average

Fundamentals of Growth

65.18
67.36
67.41
65.47
61.24
64.25
65.32
65.15
66.61
64.82
69.15
63.18
61.10
58.16
64.00
63.84
59% 66% 66% 60% 46% 56% 63% 58% 72% 52% 45% 36% 55% 54% 59% 59%
Implied Agrium Offer Value (May 29 Closing):
Based on Cash-Adjusted Stock Price Movement (1)
$ 89.22
24.5%
Illustrative
Unaffected
CF Price
(US$)
Stock
Price
Move of
Comp
Since
Jan 15
(%)
Based on % Change in Enterprise Value (2)
Implied
Premium
(%)
37% 32% 32% 36% 46% 39% 37% 37% 34% 38% 29% 41% 46% 53% 39% 40%
EV
Move of
Comp
Since
Jan 15
(%)
Agrium Methodology Yields Relatively
Consistent Results for “Unaffected” Price
Source:  Bloomberg; market data as of May 29
(1) Stock price performance based on USD equivalent stock price movement since Jan 15.
Percentage move applied to CF’s operating asset value per share. Results then adjusted back for net cash.
(2) USD equivalent enterprise value change since Jan 15. Percentage move applied to CF’s enterprise value. Results then adjusted for net cash to arrive at a per share equity value
(unaffected stock price).
• Applying peer stock price or enterprise value growth to CF operating asset or enterprise values results in an unaffected CF stock price around $65 across individual peers

Number of Observations
% of Total Observations in Period

Fundamentals of Growth

CF Methodology Did Not Hold True in
Predicting Price Heading Up to Jan 15
• CF’s methodology predicts a range of prices from $42.50 to $65.00
– This methodology simply isn’t particularly instructive
Source: Bloomberg, company filings; market data as of May 29
(1) Based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and
Yara. Peer group performance based on USD equivalent stock price movement since base dates.
Percentage moves applied to CF’s stock price on the respective base dates.
2%
19%
15%
11% 11%
19%
15%
7%
1%
0
5
10
15
20
25
30
35
$42.50 to
$45.00
$45.00 to
$47.50
$47.50 to
$50.00
$50.00 to
$52.50
$52.50 to
$55.00
$55.00 to
$57.50
$57.50 to
$60.00
$60.00 to
$62.50
$62.50 to
$65.00
Predicted Jan 15 CF Price - Base Date Range from May 30, 2008 to Jan 15
0%
4%
8%
12%
16%
20%
CF Methodology(1)
79% of results under CF methodology higher than Jan 15 observed

Fundamentals of Growth

Estimated CF Unaffected Stock Price of
Approximately $65.00
(1) Based on peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and Yara as
at May 29.
(2) CF net cash on Balance Sheet as of Dec 31 was $12.38 per fully diluted share.  CF’s net cash on
Balance Sheet as of Mar 31 was $16.64 per fully diluted share.
• CF had $12.38 per share in net cash on
hand at December 31, and a further $4.79
invested in working capital versus average
levels
• For simplicity our illustrative analysis
assumes the market gave credit for most
of the working capital and could therefore
predict the $16.64 of net cash
(2)
– This cash is worth no more today
than it was in January
• The peer group price increase of 59%
since January 15th is representative of an
increase in the market’s perception of the
value of fertilizer operating assets
– Gives full credit to peer group
increase, which is partially
attributable to speculation over
sector consolidation
• Growing CF’s operating asset value per
share by 59% and adding back net cash
per share results in an implied unaffected
CF stock price of $65.15
CF Unaffected Stock Price
$ 30.59
$ 48.51
$ 16.64
$ 16.64
CF Stock Price on Jan 15,
1-Day Prior to Terra Offer
Implied Unaffected CF Stock
Price: Operating Asset Value
Grown at Peer Group Price
Performance
CF Net Cash Per Fully Diluted Share
Implied Operating Asset Value Per Share
$ 47.23
$ 65.15
38%
59%
Peer Group
Price Increase
Since Jan 15(1)
Implied Unaffected
CF Stock Price
Performance

Fundamentals of Growth 29 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

50% Premium to Cash-Adjusted CF
Unaffected Stock Price
(1) Based on Agrium current proposal of one Agrium share plus $40 per CF share in cash based on
Agrium closing price on May 29.
$ 48.51
$ 72.58
$ 16.64
$ 16.64
Unaffected CF Stock Price Agrium Offer
Implied Operating Asset Value Per Share CF Net Cash Per Fully Diluted Share
$ 65.15
50%
Implied Cash-
Adjusted
Premium Today
37%
Implied Stock
Price Premium
$ 89.22 1

Value to CF Stockholders

→

Value to CF Stockholders

→

Value to CF Stockholders

Fundamentals of Growth

CF Cyclical Move Required:
Unaffected Price
(1)
$120
(Operating Asset Value Method)
• A cyclical upward move of 35% from the
current Agrium offer would achieve a
future CF stock price of $120 assuming
100% stock election (or reinvestment of
cash into sector)
• CF stockholders would have to realize an
85% cyclical upward move on CF's
unaffected price, or a 114% move on CF’s
cash-adjusted unaffected stock price, to
achieve equivalent future value
CF Stockholders Benefit from Higher
Base Received through Premium
Source:  Bloomberg; market data as of May 29
Agrium Offer at Illustrative 35% Cyclical Upward Move
CF Cyclical Move Required:
Unaffected Price
(1)
$120
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid
Potash, Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. Percentage growth was applied to
CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
$ 89.22
$ 120.45
Current Offer Price Implied Future
Offer Value
35%
Cyclical
Move
$ 120.45
$ 65.15
Cash-Adjusted CF
Unaffected Price
Future Offer Value
@ 35% Cyclical Move
85%
Required
Cyclical
Move
$ 16.64
$ 16.64
$ 103.80
$ 48.51
CF Unaffected Price
(Less Net Cash)
Future Offer Value
@ 35% Cyclical Move
Net Cash
Operating Asset Value
114%
$ 65.15
$ 120.45
Required
Cyclical
Move

Fundamentals of Growth

CF’s Statement that it has $40 “Cash Capacity” per
Share Highlights Magnitude of Agrium Premium
Source:  Bloomberg; market data as of May 29
• Agrium is largely indifferent to acquiring a levered or unlevered CF
– Assumes no incremental transaction friction costs
• Should CF decide to raise debt and payout $40/share special dividend, we would expect CF stock price to decrease by $40/share
• Decreasing CF’s unaffected share price and Agrium’s offer by $40 cash per share implies a hypothetical offer of one Agrium share at $49.22 for one cash-
adjusted CF share at $25.15, a premium of nearly 100%
$ 25.15
$ 40.00
CF Unaffected Stock Price May 29, less CF "Cash
Capacity"
Stock Component of Agrium Offer May 29
$ 65.15
96%
Implied Equity
Premium
Today
$ 49.22

Fundamentals of Growth

Any Increases by CF to its Bid for Terra
Should Result in Lower CF Stock Price
Pro Forma Unaffected CF Stock Price: $63.25
$1.90 Loss vs. Unaffected Stock Price ($65.15)
Pro Forma Unaffected CF Stock Price: $60.32
$4.83 Loss vs. Unaffected Stock Price
Pro Forma Unaffected CF Stock Price: $60.08
$5.07 Loss vs. Unaffected Stock Price
$2.96 per share in Cash Implied Exchange Ratio of 0.4993x
Implications of a 10% Bump
Estimated Implied Value of Current
CF / TRA Bid (0.4539x)
Source:  Bloomberg, market data as at May 29
Note: Pro forma equity value based on unaffected CF price of $65.15 and Terra nominal price of
$27.79 at May 29.  Assumes base case exchange ratio of 0.4539x per CF filings.
$4,426 $4,426 $4,426
$1,524 $1,524
$1,226
Net Asset Value Net Cash
51.5%
48.5%
49.1%
50.9%
51.5%
48.5%
CF Shareholders
CF Shareholders
CF Shareholders
TRA Shareholders
TRA Shareholders
TRA Shareholders
Ownership Structure Ownership Structure Ownership Structure Component Breakdown Component Breakdown Component Breakdown
$5,949 $5,949
$5,652
(94.1mm pro forma shares) (98.6mm pro forma shares) (94.1mm pro forma shares)

Fundamentals of Growth

• Assuming all stock election or reinvestment of cash, Agrium’s offer is a significant premium to CF’s historical stock price
Average Daily Stock Price Premiums
(30)%
(20)%
(10)%
0%
10%
20%
30%
40%
50%
60%
70%
Jan 2008 Mar 2008 May 2008 Jul 2008 Sep 2008 Nov 2008 Jan 2009 Mar 2009 May 2009
Current
Premium to CF
Unaffected
Stock Price(2):
37%
Daily offer premium assuming $40
in cash had been invested in
Agrium on May 29
Historical Daily "Pro-Rated" Offer Premium to CF
Stock Price (as shown in CF's 14D-9)
Premium Measured vs.
CF Unaffected Price(1)
Premium Measured vs.
Nominal CF
Jan 15
CF Announces Proposal for Terra
Current Offer(3) -
Average
Premium Over 12
Months to
Current: 22%
Source: Bloomberg; market data as of May 29
(1) Premium of current proposal adjusted daily for net cash to CF’s implied operating asset value per share.
(2) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price growth since Jan 15. Percentage growth was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
(3) Agrium current proposal of one Agrium share plus $40 per CF share in cash.

Abbott Acquires Advanced Medical Optics
AT&T Acquires Centennial Communications
J&J Acquires Mentor Corporation
Eli Lilly Acquires ImClone(1)
Astellas Acquires CV Therapeutics
Gilead Acquires CV Therapeutics(2)
Oracle Acquires Sun Micro Systems
Precedent Average for All Stock - 5 deals(3)
Precedent Average for Mixed Consideration - 3 deals(4)
Average of All (15) Precedent Deals
Implied EV of Current Agrium Offer vs. CF EV at Feb 24(5)
Implied EV of Current Agrium Offer vs. CF EV at Jan 15(5)

Fundamentals of Growth

41%
23%
82%
58%
33%
48%
63%
17%
42%
37%
88%
142%
0%
20%
40%
60%
80%
100%
120%
140%
160%
Precedent Average for
All Cash: 49.8%
Offer is at an Enterprise Value Premium
to Precedent Transactions
Average 1-Day Prior Enterprise Value Premium for U.S. Transactions Since Sept 15, 2008 >US$1bn
• When considering precedent transaction premiums, premiums to enterprise value are a more appropriate methodology than equity value, as high leverage distorts the premium being paid for the business
Highly Levered
Transactions
Source: Company filings, company press releases and Capital IQ; market data as of May 29, 2009
Note: Excludes distressed / financial transactions.  High end of range shown for all collared transactions
Note: Enterprise values exclude minority interests and equity investments.  Assumes cash from exercise of in-the-money options is not used to repurchase shares
(1) Eli Lilly / ImClone premium based on unaffected share price prior to Bristol Myers’ bid.
(2) CV Therapeutics / Gilead premium based on unaffected share price prior to Astellas’ bid.
(3) Includes NRG / Exelon, Embarq / CenturyTel, Terra / CF, Centex / Pulte and Foundation / Alpha.
(4) Includes Wyeth / Pfizer, Schering Plough / Merck and Data Domain / NetApp.
(5) CF enterprise value based on historical prices and current capital structure, excluding minority interest and equity investments.

Fundamentals of Growth

Selected Precedent Chemical and
Fertilizer Transactions – Equity Premiums
1-Mo. Avg.
22%
1-Day Avg.
25%
(# deals,
% total)
Chemicals
(13 deals)
Fertilizers
(4 deals
(1)
)
1-Day Avg.
34%
1-Mo. Avg.
31%
CF Jan 15
share price
Current Offer
(2)
CF Feb 24
share price
CF cash-
adjusted
unaffected
share price
(1) Includes Anglo Potash/BHP Billiton Diamonds, UAP/Agrium, Royster-Clark/Agrium, and
Nu-Gro/United Industries.
(2) Share price premium to current bid as of May 29.
21%
10%
46%
18%
52%
30%
34%
9%
14%
53%
24%
34%
21%
17%
50%
61%
89%
31%
25%
17%
17%
0%
20%
40%
60%
80%
100%
2004
(2 deals,
15%)
2005
(1 deal,
8%)
2006
(3 deals,
23%)
2007
(4 deals,
31%)
2008
(3 deals,
23%)
2009
(0 deals,
0%)
2004
(1 deal,
25%)
2005
(1 deal,
25%)
2006
(0 deals,
0%)
2007
(1 deal,
25%)
2008
(1 deal,
25%)
2009
(0 deals,
0%)
1-Day Premium 1-Month Premium
1-Day Average 1-Month Average
Source: Thomson SDC. Closed transactions greater than US$100 million involving U.S. or Canadian targets (greater than 50% stake acquired, excluding distressed

Fundamentals of Growth

61%
89%
50%
26%
40%
26%
27%
29%
39%
0%
20%
40%
60%
80%
100%
1-Day Premium 1-Month Premium
Unsolicited Equity Premiums Analysis
Source: Thomson SDC. Unsolicited transactions since 2000 with enterprise value greater than US$1 billion
U.S. Targets – Announced / Completed
(46 deals)
U.S. Targets – Not
Completed
(70 deals) Current Offer
(1)
CF Jan 15
share price
CF Feb 24
share price
CF cash-
adjusted
unaffected
share price
Initial Bid Premium
(2)
Successful / Current
Bid Premium
(2)
(1) Share price premium to current bid as of May 29, 2009.
(2) Premium to last market close prior to announcement.
Initial Bid Premium
(2)

Fundamentals of Growth

$72.58
($89.22, less
$16.64 net
cash per CF
share)
(1) Based on value of mixed consideration and Agrium share price of $49.22 as of May 29.
(2) Based on CF cash and short-term investments of $839 million less debt of $3.9 million, or $16.64 per CF share as of Mar 31, 2009.
(3) CF enterprise value based on historical prices and current capital structure, excludes minority interest.
(4) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash,
Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
Premiums
(1)
$89.22
Current
offer
Cash-Adjusted Premiums
(1,2)
Significant Premium to CF Stockholders
Across Multiple Metrics
37% 61% 89%
(4)
50% 86% 137%
(4)
$3,596
Current
offer
51% 89% 142%
(4)
EV Premiums
(3)
$1,489
$1,908
$2,388
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price
$47.23
$55.58
$65.15
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price
$30.59
$38.94
$48.51
Jan-15 CF
Price
Feb-24 CF
Price
Unaffected
Price

Fundamentals of Growth 39 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

CF’s “Consensus” EBITDA
• It is important to note CF does not ‘own’ 100% of its consolidated EBITDA
– CF’s joint venture partner owns 34% minority interest in Canadian Fertilizer Limited
– CF also has equity in earnings from its interest in unconsolidated affiliate KEYTRADE AG
• Equity research analysts differ in their approach to calculating CF’s EBITDA
– Certain equity research analysts quote consolidated EBITDA where others adjust for leakage of minority interest and addition of equity earnings
– The following table reconciles EBITDA forecasts by analysts who formally cover CF to provide an estimated Bloomberg consensus view of “owned” EBITDA, including equity earnings
(1) Assumed proxy for minority interest EBITDA.
(2) Minority interest not disclosed.  Ratio of minority interest to EBITDA per Nov 19, 2008 report applied to current forecast EBITDA.
(3) Analyst reports EBITDA after deducting minority interest and including income from equity affiliates.
(4) Analyst reports EBITDA after deducting minority interest  with no adjustment for income from equity affiliates.
(US$ millions) Consensus
Goldman Sachs BMO JPMorgan UBS Adj. Average
21-May 11-May 28-Apr 19-May
Adiusted 2009E EBITDA Build-up
2009E EBITDA (per Analyst Report) $712 $584 $642 $593
Less: Minority Interest Adjustment (56)
n/a (3) n/a (4) n/a (4)
Add: Equity Earnings Adjustment - n/a (3) 7 6
Consensus 2009E 'Owned' EBITDA $656 $584 $649 $599 $622
Adiusted 2010E EBITDA Build-up
2010E EBITDA (per Analyst Report) $547 $664 $507 $690
Less: Minority Interest Adjustment (61) n/a (3) n/a (4) n/a (4)
Add: Equity Earnings Adjustment - n/a
(3)
2 6
Consensus 2010E 'Owned' EBITDA $486 $664 $509 $696 $589
(2)
(2)
(1)
(1)

Fundamentals of Growth

Adjusted EBITDA Multiples
• Implied valuation multiples must be adjusted to reflect leakage of minority interest
• Agrium’s offer for CF represents EV / ‘Owned’ EBITDA transaction multiples of
5.8x and 6.1x for 2009E and 2010E, respectively
(1) Includes equity investment income.
(2) Includes estimated LTM minority interest D&A.
(3) Street consensus minority interest (assumed proxy for minority interest EBITDA).
$1,132
$1,010
$696
$622
$650
$589
($61)
($74)
($122)
0
300
600
900
$1200
100%
Consolidated
Medicine Hat
Minority
Interest
Adjusted
'Owned'
EBITDA
100%
Consolidated
Medicine Hat
Minority
Interest
Consensus
'Owned'
EBITDA
100%
Consolidated
Medicine Hat
Minority
Interest
Consensus
'Owned'
EBITDA
2009E Street EBITDA
Estimates
2010E Street EBITDA
Estimates
LTM EBITDA
Transaction Multiple: 5.8x Transaction Multiple: 6.1x
(2) (3) (3)
(1) (1) (1)

Fundamentals of Growth

Compelling Valuation
– 6.1x vs. 4.8x 2010E EBITDA
(1)
using
CF’s unaffected share price adjusted to
exclude the effects of Agrium’s offer
– Agrium's revised offer implies a higher
transaction multiple for CF than
Agrium’s current trading multiple
(1)
• Valuation should be considered in context of expected performance
– Trailing EBITDA multiples irrelevant given short-lived spike in commodity prices in 2008
– Precedent transactions need to be analyzed in context of the market environment
Agrium / CF vs. CF / Terra
6.1x
4.8x
$89.22
$29.57
Current Offer Current Unaffected Offer
(2)
(3)
Agrium / CF CF / Terra
• Agrium’s revised offer provides a 27% greater EBITDA multiple for CF than CF is offering for Terra
(1)
(1) Bloomberg consensus 2010 EBITDA estimates; Agrium’s EV/EBITDA multiple is 4.8x. Multiples calculated on an adjusted ‘owned’ basis to reflect leakage of minority interest and addition of equity investment income.
(2) $40.00 cash, one Agrium share using Agrium’s closing price on May 29.
(3) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash,
Israel Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.

Fundamentals of Growth

3,203
3,418
1,593
1,660
1,412
1,457
254
669
516
622
496
5,025
4,078
2,656
2,100
1,864
1,707
380
602
481
589
475
0
1,000
2,000
3,000
4,000
5,000
$6,000
Potash Corp Mosaic Israel
Chemical
K&S Agrium Yara Intrepid CF
Consolidated
Terra
Consoildated
CF 'Owned' Terra
'Owned'
2009E EBITDA 2010E EBITDA
(1) Bloomberg consensus consolidated EBITDA, calendarized.
(2) CF and Terra ‘owned’ EBITDA (adjusted to reflect leakage of minority interest and addition of equity investment income)
Chemical & Fertilizer Peer EBITDA
Growth
C2009E – C2010E EBITDA Growth per Bloomberg Consensus
(1)
Peer Average: +38%
57% 19% 67% 27% 32% 17% 50% (10%) (7%) (5%) (4%)
(2)
(2)
• CF and Terra forecast 2009E-2010E growth is significantly lower than peers

Fundamentals of Growth

0.0x
2.0x
4.0x
6.0x
8.0x
Sep-05 Sep-06 Sep-07 Sep-08
Agrium EV/LTM EBITDA Less CF EV/LTM EBITDA
Source: Capital IQ. Enterprise value = market capitalization plus net debt, preferred shares and minority interest. EBITDA includes equity investment earnings; minority interest not deducted
(1) Data from Sep 30, 2005 (date of earliest balance sheet post-IPO) through Feb 24, 2009, the day prior to Agrium’s original offer for CF.
Average EV / LTM
EBITDA Multiple
Spread: 3.4x
• Agrium has traded over 3 multiples of LTM EBITDA higher (or 59%) than CF, since CF’s IPO
(1)
– Superior diversification across products, businesses and regions
• Nutrient composition needs to be accounted for in fertilizer valuations
Agrium Multiple Advantage over CF

Fundamentals of Growth

Margin and ROE Comparison
54.2%
30.1%
4.4%
38.1%
8.9%
-5.1%
2.7%
26.6%
20.4%
36.7%
-20%
0%
20%
40%
60%
80%
100%
120%
2004 2005 2006 2007 2008
CF Agrium
CF Average Agrium Average
ROE
(2)
(1) Excludes other operating expenses.
(2) Return on Equity = Net Earnings / Average Book Value of Shareholders’ Equity.
• Compared to CF, Agrium benefits from higher and less volatile margins
• Agrium provides shareholders stable returns through the commodity cycle, in excess of CF’s returns
EBIT Margins
(1)
Agrium
acquires
Royster-
Clark
Agrium
acquires
UAP
Agrium
acquires
Royster-
Clark
Agrium
acquires
UAP
29.4%
4.6%
21.9%
10.4%
7.7%
7.0%
15.6%
15.2%
21.5%
14.8%
0%
10%
20%
30%
40%
50%
60%
2004 2005 2006 2007 2008
CF Agrium
CF Average Agrium Average

Fundamentals of Growth

Precedent Nitrogen Transaction Multiples
• Valuation multiples vary widely due to volatile natural gas prices relative to nitrogen fertilizer prices
– Acquisitions are based on forward margin expectations, not trailing margins
• LTM trading multiples are at recent lows due to record nitrogen sector margins in 2008
– Many precedent transactions occurred in a rising nitrogen price environment
• In contrast, current forecasts indicate a narrowing spread between urea and natural gas, with nitrogen margin compression the likely result
0
400
800
1,200
1,600
2,000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010E 2011E 2012E
0.0x
2.0x
4.0x
6.0x
8.0x
10.0x
Transaction Multiples Natural Gas (US¢/MMBtu) Urea (US$/ST)
Kemira GrowHow /
Yara International
LTM Multiple: 8.0x
2007E EBITDA: 7.7x
Margin: 8%
Mississippi Chemical /
Terra Industries
LTM Multiple: 4.5x
Margin: 14%
Saskferco Products /
Yara International
LTM Multiple: 7.9x
2009E EBITDA: 4.9x
Margin: 40%
Terra Industries / CF Industries
(1)
LTM Multiple: 3.0x
Unaffected LTM Multiple
(2)
: 2.7x
Unaffected 2010E Multiple (2) : 4.8x
Margin: 31%
Unocal (Agriculture business) /
Agrium
LTM Multiple: 6.5x
Margin: 12%
CF Industries / Agrium (1)
LTM Multiple: 3.6x
2010E Multiple: 6.1x
Margin: 26%
(3)
(4)
(1)  Multiples based on current trading, adjusted for ‘owned’ EBITDA (excludes minority interest, includes equity investment income).
(2) CF actual share price at Jan 15 of $47.23 grown at 5% to Mar 20 (the trading day prior to
CF’s current bid), consistent with global fertilizer peer growth over same period.
(3) Henry Hub, from Bloomberg. Forward-looking estimates per Bloomberg consensus.
(4) NOLA Urea historical based on Green Markets, forecast based on Fertecon.

Fundamentals of Growth

• Anticipate annual synergies of approximately $150 million from Agrium/CF combination, phased in over three years
Consolidation of the sales, marketing and distribution systems by
• utilizing Agrium’s and CF’s combined broad distribution network to reduce logistic costs
• reduce total product miles shipped and optimize railcar lease costs
• leverage underutilized distribution facilities
Sales, Marketing and
Distribution
Description Source
Realization of cost savings associated with
• enhanced economies of scale in purchase/procurement of products and services
• optimization of plant turnarounds and operating costs
• reduction of duplication in product inventory and associated carrying costs
• catalyst and spare parts inventory pooling
• enhanced efficiencies in future capital expenditures
Procurement of Plant
Materials, Equipment
and Logistics Services
• Eliminating corporate functions and overhead reductions (e.g. headquarter consolidation) and utilizing SG&A excess capacity
SG&A Costs
Significant Synergies from
Combination of Agrium and CF

Fundamentals of Growth 48 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

Summary of Key Arguments
• Agrium is serious about acquiring CF and CF refuses to engage
– Several overtures made privately and publicly, each summarily rebuffed
– Significant costs incurred
– Willing to sign fully financed and binding merger agreement immediately
• CF board is precluding CF stockholders from determining outcome
– Preferred stock in CF's bid for Terra eliminates CF's stockholder vote
– Core stockholders have sold at prices below Agrium's offer
• Agrium's offer represents full and fair value
– CF is trading above the sum-of-the-parts assessment and at a significant discount to
Agrium's offer
– Significant premium over all metrics
– Forward-looking multiple in line with precedents, 27% higher multiple than what CF is offering for Terra
• Absent engagement from CF and demonstration of additional value, this is
Agrium's best and final offer
– CF board should exercise good corporate governance by removing impediments caused by its poison pill and Section 203 of the Delaware Corporate law thereby allowing its stockholders to independently assess Agrium’s offer
• Agrium has extended its offer to June 22, 2009
– If a compelling majority of shares are tendered, Agrium will continue to pressure CF board
– If a compelling majority of shares are not tendered, Agrium will walk from the transaction

Fundamentals of Growth 50 Introduction A Question of Governance Standalone Value of CF Premiums Analysis Transaction Valuation Conclusion Appendix Stockholder Observations

Fundamentals of Growth

Timeline of Events
•
Agrium confirms best and final offer absent engagement by CF (6/3)
•
Agrium extends exchange offer to June 22 (6/3)
Jun 3
•
Agrium increases offer to acquire CF (5/11)
– $40.00 in cash plus 1 Agrium share
•
CF Board rejects Agrium’s revised offer (5/15)
May 10
•
CF extends exchange offer to June 26 (5/22)
May 17
•
CF stockholders withhold ~20% of votes for CF directors (4/21)
•
CF extends exchange offer to June 12 (4/24)
Apr 19
•
ISS recommends stockholders do not withhold on CF directors (4/12)
Apr 12
•
Agrium files exchange offer to acquire CF (3/16)
– Disclosed 2.6% toe-hold position established in February
Mar 15
•
CF files 14D-9 (3/23)
•
Agrium increases offer to acquire CF and launches withhold vote campaign (3/27)
– $35.00 in cash plus 1 Agrium share
Mar 22
•
CF Board rejects Agrium’s proposal (3/9)
•
CF amends proposal to acquire Terra (3/9)
– Introduces collar; claims value of revised offer increased to $27.50;
unaffected price of CF shares would suggest otherwise
– Restructured offer to include non-voting preferred stock: attempting to circumvent CF stockholder vote
•
Terra Board rejects CF’s revised proposal (3/11)
•
CF launches proxy contest to elect three directors to Terra Board (3/12)
Mar 8
•
CF Board rejects Agrium’s revised offer (3/29)
•
Agrium files amended exchange offer to acquire CF (3/30)
Mar 29
•
Agrium announces proposal to acquire CF (2/25)
– $31.70 in cash plus 1 Agrium share
– Fully-committed financing
•
CF files exchange offer to acquire Terra (2/23)
– Extensive conditionality
Feb 22
•
Terra Board rejects CF’s offer (3/5)
Mar 1
•
CF announces proposal to acquire Terra (1/15)
– 100% stock transaction, $20.00/share
– Transaction subject to CF stockholder vote under NYSE rules
CF / Terra
Jan 11
Agrium / CF Week
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since Jan 15. This percentage move was applied to CF’s operating asset value per share on Jan 15. Results then adjusted back for net cash.
(1)
CF restructures collar; claims value of revised offer increased to $30.50;
unaffected price     of CF shares would suggest otherwise (3/23)
Terra Board rejects CF’s revised proposal (3/24)
•
•
(1)

$85
80
75
70
65
60
55
50
45
40
Range: $68 - $83
Feb 9
Min: $67.63
Feb 24
Max: $82.66
31-Dec-08
07-Jan-09
14-Jan-09
21-Jan-09
28-Jan-09
04-Feb-09
11-Feb-09
18-Feb-09

Fundamentals of Growth

Wide Range of Outcomes Under CF
Methodology for “Unaffected” Price
•
Using CF’s methodology and reference dates from December 31, 2008 to February 24, 2009
– which Agrium disputes – a wide range of results are achieved
– Analysis shown before CF’s addition of $3.00 “short interest” per share
Source: Bloomberg, company filings; market data as of May 29
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price growth since base dates. Percentage moves applied to CF’s stock price on the respective base dates.
CF
Reference
Date
Reference Date
"Unaffected Price" (CF Methodology) Reference Price

Fundamentals of Growth

40
45
50
55
60
65
70
75
80
$85
31-Dec-08 07-Jan-09 14-Jan-09 21-Jan-09 28-Jan-09 04-Feb-09 11-Feb-09 18-Feb-09
Reference Date
CF Unaffected Price(1) Reference Price
Feb 24
Max: $74.55
Jan 22
Min: $60.21
Wide Range of Outcomes from Agrium
Methodology as Well
•
However, Agrium’s reference date provides outcome within the reference range, versus being an outlier
Source: Bloomberg, company filings; market data as of May 29
(1) CF unaffected price based on illustrative peer group of Mosaic, Potash Corp, Intrepid Potash, Israel
Chemicals, K+S, and Yara. Peer group performance based on USD equivalent stock price movement since base dates. Percentage moves applied to CF’s operating asset value per share on the respective base dates. Results then adjusted back for net cash.
Agrium reference
date: $65.15
Range: $60 - $75